NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS

News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	August 2, 2019

Seabridge Gold Closes $17.0 Million Private Placement

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company" or "Seabridge") announced today that it has closed its previously announced non-brokered private placement with a single purchaser for one million common shares of the Company at a price of $17.02 per share for gross proceeds of $17,020,000. No commissions were payable on this transaction. The proceeds from the financing will be used to fund general working capital requirements.

The financing was made by way of private placement and the issued shares are subject to a four-month hold period expiring on December 3, 2019. Seabridge has granted the private placee an option to purchase an additional 200,000 common shares at the same price until August 22, 2019.

This press release is not an offer of common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the US. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable U.S. state securities laws. Seabridge will not make any public offering of the securities in the United States. The common shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to planned exploration work at the Company's projects and on the timing of completion of the private placement are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2018 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:

Rudi Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net